FY2007  Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Year ended March 31, 2008)
(Unaudited)

April 25, 2008
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Toshio Maruyama, Representative Board Director, President and CEO
Contact person	:	Hiroshi Nakamura, Executive Officer,
Senior Vice President of the Financial Group
(03) 3214-7500
Date of General Shareholders’ Meeting (as planned)	:	June 25, 2008
Dividend Payable Date (as planned)	:	June 3, 2008
Annual Report Filing Date (as planned)	:	June 26, 2008

(Rounded to the nearest million yen)
1. Consolidated Results of FY2007 (April 1, 2007 through March 31, 2008)
(1)  Consolidated Financial Results
(% changes as compared with the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2007	182,767	(22.2)	22,716	(60.0)	23,533	(61.5)	16,550	(53.5)
FY2006	235,012	(7.4)	56,792	(11.9)	61,090	(9.4)	35,556	(14.1)

	Net income per share (basic)	Net income per share (diluted)	Net income to equity ratio	Ratio of income before taxes to total assets	Ratio of operating income to net sales
	Yen	Yen	%	%	%
FY2007	90.72	90.57	6.0	7.1	12.4
FY2006	190.01	188.85	12.9	17.0	24.2
(Note) Equity in earnings(losses) of affiliated company : (Y) (94) million in FY2007, (Y) (14) million in FY2006

(2)           Consolidated Financial Position
	Total assets	Net assets	Equity-to-assets ratio	Net assets per share
	Million yen	Million yen	%	Yen
FY2007	298,684	254,184	85.1	1,422.20
FY2006	366,374	294,797	80.5	1,570.99

(3)  Consolidated Cash Flows
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2007	24,166	(16,322)	(46,770)	147,348
FY2006	48,951	(8,013)	(3,662)	196,395

2. Dividends
	Dividend per share			Total dividend paid (annual)	Payout ratio (consolidated)	Ratio of total amount of dividends to net assets (consolidated)
（Record Date）	Interim	Year end	Annual total
	yen	yen	yen	Million yen	%	%
FY2006	17.50	32.50	50.00	9,373	26.3	3.4
FY2007	25.00	25.00	50.00	9,071	55.1	3.3
FY2008 (forecast)	25.00	25.00	50.00	－	－	－
(Note) Per share information for FY2006 interim period is restated to reflect the effects of the two for one stock split of shares of its common stock conducted by Advantest on October 1, 2006.

3. Projected Results for FY2008 (April 1, 2008 through March 31, 2009)
Advantest’s business focuses on test systems for semiconductors, and relies heavily on the capital expenditure of semiconductor manufacturers, test houses and foundries.  The capital expenditures of these companies are determined primarily by factors such as current or future trends in the demand for semiconductors.  In recent years, as a result of the expansion in applications for semiconductors, such as for use in digital consumer products, mobile devices and motor vehicles, it has become difficult to foresee trends in the demand for semiconductors.  Accordingly, investment plans for semiconductor related capital expenditure, the movements of which have been cyclical thus far, now vary on a daily basis.  Because of the great difficulty involved in forecasting earnings in such an operating environment, the earnings forecast for the fiscal year ending March 31, 2009 has not been presented.  Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

4. Others
(1) Material changes in Subsidiaries during this fiscal year(changes in scope of consolidation resulting from changes in subsidiaries): None

(2) Changes in accounting principles, procedures and the presentation of the consolidated financial statements
1)	Changes based on revisions of accounting standard : Yes
2)	Changes other than 1) above : Yes
(Note) Please see (Note2) “Significant Accounting Policies” on page 18 for details.

(3) Number of issued and outstanding shares(common stock）
1)	Number of issued and outstanding shares at the end of each fiscal year (including treasury shares): FY2007 199,566,770 shares; FY2006 199,566,770 shares.
2)	Number of treasury shares at the end of each fiscal year: FY2007 20,840,721 shares; FY2006 11,916,485 shares.
(Note) For the number of shares used to calculate net income per share, please see (Note4) “Per Share Information” on page 22.

(Reference) Selected Non-Consolidated Financial Data
  (Prepared in accordance with JAPAN GAAP)
(Rounded to the nearest million yen in FY2007, truncated after the million yen in FY2006)
  1. Non-consolidated Results of FY2007  (April 1, 2007 through March 31, 2008)
  (1)  Non-Consolidated Financial Results
(% changes as compared with the previous fiscal year)
	Net sales		Operating income		Income before income taxes		Net income
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2007	147,686	(25.3)	8,802	(78.8)	38,759	(11.2)	32,438	10.2
FY2006	197,753	(9.2)	41,503	(16.6)	43,638	(19.0)	29,436	(16.5)

	Net income per share (basic)		Net income per share (diluted)
		Yen		Yen
FY2007	177.82		177.68
FY2006	157.31		156.34

(2)           Non-consolidated Financial Position
	Total assets	Net assets	Equity-to-assets ratio	Net assets per share
	Million yen	Million yen	%	Yen
FY2007	247,145	209,264	83.4	1,153.40
FY2006	289,697	224,805	76.8	1,185.55
  (Reference)　Total equity :　FY2007  (Y) 206,142 million;  FY2006  (Y) 222,468 million.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2007)
1. Business Results

(1) Analysis of Business Results
1)	Consolidated Financial Results of FY2007 (April 1, 2007 through March 31, 2008)
(in billion yen)
	FY2006	FY2007	as compared to the previous fiscal year Increase (decrease)
Orders input received	242.9	162.2	(33.2%)
Net sales	235.0	182.8	(22.2%)
Operating income	56.8	22.7	(60.0%)
Income before income taxes and equity in earnings of affiliated company	61.1	23.5	(61.5%)
Net income	35.6	16.6	(53.5%)

Although stable economic expansion was seen in the global economy for the first half of the fiscal year ended March 31, 2008, concerns of a slowdown of the U.S. economy increased due to turmoil in the financial market triggered by the sub-prime loan crisis in the U.S.  Previously stable economies of countries in Europe and Asia have been affected by such concerns and uncertainties with respect to their future outlook.  Inflation worries caused by escalating resource prices, including the price of crude oil, also caused concern with respect to the future of the economy.  In addition, concerns of a business downturn grew in Japan, due to the understanding that sharp appreciation of the yen towards the latter half of the fiscal year would put pressure on corporate profits in the export industry.
In the semiconductor related market, there was a substantial decline in the price of semiconductors due to the deterioration of the supply and demand balance in the semiconductor market, as well as concerns over the dwindling consumption of products which utilize semiconductors, which resulted in semiconductor manufacturers freezing or postponing their capital expenditure programs.  Accordingly, Advantest’s business environment was extremely difficult.
In this difficult environment, Advantest and its consolidated subsidiaries made efforts to obtain orders input received in order to improve net sales and secure profitability, as well as to promote further improvement of quality and cost reduction through the implementation of the just-in-time-production-system. However, the cooling of the market was more severe than expected, and Advantest’s orders input received, net sales, and net income fell substantially compared to the previous fiscal year.
　　Accordingly, Orders input received decreased by 33.2% from the previous fiscal year to (Y) 162.2 billion, Net sales decreased by 22.2% from the previous fiscal year to (Y) 182.8 billion, Operating income  decreased by  60.0% from the previous fiscal year to (Y) 22.7 billion, Income before income taxes and equity in earnings of affiliated company decreased by 61.5% from the previous fiscal year to (Y) 23.5 billion, and Net income decreased by 53.5% from the previous fiscal year to (Y) 16.6 billion.  Furthermore, the percentage of net sales to overseas customers was 69.3%, compared to 69.0% in the previous fiscal year.

Conditions of business by segment are described below.

Advantest Corporation (FY2007)
<Semiconductor and Component Test System Segment>

(in billion yen)

	FY2006	FY2007	as compared to the previous fiscal year Increase (decrease)
Orders input received	175.1	115.7	(33.9%)
Net sales	167.8	131.6	(21.6%)
Operating income	48.6	23.3	(52.1%)

In the Semiconductor and Component Test System segment, primarily as a result of an excess supply of semiconductors, semiconductor manufacturers' inclination towards capital expenditure declined due to the decline in prices in the semiconductor market.  Accordingly, the results for test systems for both memory and non memory semiconductors in the Semiconductor and Component Test System segment remained weak.
In the test systems for memory semiconductor market of this segment, due to excess supply there was a substantial decline in the price of DDR-2 DRAM semiconductors for use in personal computers and semiconductor manufacturers restrained their capital expenditure in test systems for DRAM semiconductors.  In addition, demand for flash memory semiconductors was weak as the momentum in demand for products such as new mobile phones was not sustained, and the price of semiconductors declined from the middle of the fiscal year.  Accordingly, as with DRAM semiconductors, capital expenditure in test systems for flash memory semiconductors remained weak.
In the non memory semiconductor market of this segment, although demand for the test systems for digital consumer electronic ICs remained strong in the first half of the fiscal year, capital expenditure by semiconductor manufacturers was restrained in the latter half of the fiscal year due to concerns over the future prospects of the economy.  With respect to the T2000 Open Architecture Test System, although efforts were made to expand sales by attracting new customers in Japan, capital expenditure by Advantest’s major U.S. customers remained frozen, a full-scale improvement in demand for test systems towards the end of the fiscal year failed to materialize, despite indications to that effect, and results remained weak throughout the fiscal year.  Furthermore, in test systems for LCD driver ICs, Advantest prepared new products with an expectation of an upturn in demand, however with a delay in an upturn in demand for multi-tone liquid crystal panel driver ICs, which were the focus of such new products, along with other reasons, capital expenditure in the test systems were restrained.
As a result of the above, Orders input received was (Y) 115.7 billion (33.9% decrease in comparison to the previous fiscal year), Net sales was (Y) 131.6 billion (21.6% decrease) and Operating income was (Y) 23.3 billion (52.1% decrease).

<Mechatronics System Segment>

			(in billion yen)
	FY2006	FY2007	as compared to the previous fiscal year Increase (decrease)
Orders input received	54.9	30.3	(44.9%)
Net sales	52.0	34.9	(32.8%)
Operating income	13.6	3.3	(76.1%)

Advantest Corporation (FY2007)

In accordance with the weak results from test systems for memory and non memory semiconductors, demand for test handlers and device interface products, which connect to such test systems, was also weak.
As a result of the above, Orders input received was (Y) 30.3 billion (44.9% decrease in comparison to the previous fiscal year), Net sales was (Y) 34.9 billion (32.8% decrease) and Operating income was (Y) 3.3 billion (76.1% decrease).

<Services, Support and Others Segment>

			(in billion yen)
	FY2006	FY2007	as compared to the previous fiscal year Increase (decrease)
Orders input received	18.0	19.3	7.3%
Net sales	18.3	19.3	5.6%
Operating income	2.9	3.2	10.6%

Orders input received was (Y) 19.3 billion (7.3% increase in comparison to the previous fiscal year), Net sales was (Y) 19.3 billion (5.6% increase) and Operating income was (Y) 3.2 billion (10.6% increase).

Prospects for the Upcoming Fiscal Year
　    With respect to Advantest’s future operating environment, amid increased concerns over a slowdown in the global economy, as a result of the escalation in the price of crude oil, rapid exchange rate fluctuations, and further worsening of the sub-prime loan crisis in the U.S., Advantest expects that the future of the economy will remain uncertain.  In the semiconductor related market, despite expectations of demand for test systems for semiconductors as a result of an expected expansion in demand for digital consumer electronics for the Beijing Olympics, and the commencement of commercial production of next generation MPUs and next generation high-speed DRAMs, because of remaining concerns over the risk of a decline in prices due to excess supply of semiconductors and increasing competition, Advantest expects that semiconductor manufacturers will continue to be cautious in their approach to capital expenditure.
In such an operating environment, Advantest will continue to focus on furthering the expansion of market share by introducing new products which anticipate customers’ needs in a timely manner.  Furthermore, in addition to developing new products in consideration of decreasing production time and reducing the cost of materials from the design phase of upstream production, Advantest will continue in its efforts to improve profitability through increasing productivity on various activities, such as reassessing its corporate business process.

(2) Financial Condition

1) Assets, Liabilities and Net Assets
Total assets at the end of FY2007  was (Y) 298.7 billion, a decrease of (Y) 67.7 billion compared to the previous fiscal year, due primarily to a decrease of (Y) 49.0 billion in cash and cash equivalents and a decrease of (Y) 24.1 billion in trade receivables compared to the end of the previous fiscal year.  The amount of total liabilities was (Y) 44.5 billion, a decrease of (Y) 27.1 billion compared to the end of the previous fiscal year, due primarily to a decrease of (Y) 17.3 billion in trade accounts payable and of (Y) 8.8 billion in income taxes payable compared to the end of the previous fiscal year. Shareholders' equity was (Y) 254.2 billion.  Equity to assets ratio was 85.1%, an increase of 4.6 point.

Advantest Corporation (FY2007)

2) Cash Flow Condition
Cash and cash equivalents held at the end of FY2007 were (Y) 147.3 billion, a decrease of (Y) 49.0 billion from previous fiscal year.
Significant cash flows during this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 24.2 billion. This amount was primarily attributable to a net income of (Y) 16.6 billion, a decrease of (Y) 22.7 billion in trade receivables and a decrease of (Y) 16.2 billion in trade accounts payable.
Net cash used in investing activities was (Y) 16.3 billion. This amount was primarily attributable to capital expenditures of (Y) 13.0 billion.
Net cash used in financing activities was (Y) 46.8 billion. This amount was primarily attributable to the repurchase of treasury stock in the amount of (Y) 36.6 billion and dividend payments in the amount of (Y) 10.7 billion.

The following table illustrates the historical movements of certain cash flow indexes:
	FY2003	FY2004	FY2005	FY2006	FY2007
Stockholders' equity ratio (%)	67.0	69.7	73.5	80.5	85.1
Stockholders' equity ratio based on market prices (%)	253.4	256.0	373.3	267.9	154.7
Debt to annual cash flow ratio (%)	87.4	22.2	0.1	0.1	0.0
Interest coverage ratio (times)	59.7	202.1	148.5	3,094.7	1,839.4
Stockholders' equity ratio: stockholders' equity / total assets
Stockholders' equity ratio based on market prices: market capitalization / total assets
Debt to annual cash flow ratio: interest-bearing liabilities / operating cash flows
Interest coverage ratio: operating cash flows / interest payments

(Notes)	1. These indexes are calculated using U.S. GAAP figures.
2. Market capitalization is calculated based on issued and outstanding shares excluding treasury stock.
3. Operating cash flows are the cash flows provided by operating activities on the consolidated statements of cash flows.
4. Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interest.

 (3) Basic Policy on Distribution of Profits and Distribution for FY2007 and Distribution Forecast for FY2008
Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, Advantest deems the consistent distribution of profits to be the most important management priority.  Accordingly, Advantest engages in active distribution of profits based on consolidated business performance.
With respect to the distribution of surplus, Advantest makes payout decisions after taking into consideration consolidated business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, Advantest makes dividend payouts following a target payout ratio of 20% or more.
Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen Advantest’s business position and enhance its corporate value.

Advantest Corporation (FY2007)

In order to maintain capital strategies responsive to changes in the operating environment, Advantest will repurchase its own shares from time to time through taking into account factors such as trends in stock price, capital efficiency and cash flow.
In this fiscal year, Advantest decided, pursuant to the above profit distribution policy, to distribute a year end dividend of (Y) 25 consistent with the forecast announced on April 25, 2007, with a payment date of June 3, 2008. Since Advantest has paid an interim dividend of (Y) 25 on December 3, 2007, the total dividend per share for the fiscal year will  be (Y) 50.
In fiscal year 2008, Advantest plans to distribute an annual dividend of (Y) 50 per share (of which (Y) 25 per share as an interim dividend).
At the meeting of its Board of Directors held on April 25, 2007 and October 26, 2007, Advantest resolved to repurchase its own shares. Pursuant to the resolution, Advantest repurchased 9.1 million shares at an aggregate purchase price of (Y) 36.6 billion in FY2007.

Advantest Corporation (FY2007)

2. Organization of the Advantest Group
　The following diagram shows the business relationships among the major affiliated companies of the Advantest Group.

Customers and Distributors
Sales and Support Companies
Advantest America, Inc.
Advantest (Europe) GmbH
Advantest (Singapore) Pte. Ltd.
Advantest Taiwan Inc.
Advantest Korea Co., Ltd.
Advantest (Suzhou) Co., Ltd.
Development, manufacturing and sales companies
Japan Engineering Co., Ltd
Advantest Kyushu Systems Co., Ltd
Manufacturing Company
Advantest Engineering (M)Sdn. Bhd.
Service Companies
Advantest Customer Support Corporation
Advantest Finance Inc.
Electronic Retrofit Corporation.
Advantest Logistics Co., Ltd.
Advanfacilities Co., Ltd.
Advantest Technical Information Service Corporation
Advantest Analysis Laboratories Co., Ltd.
Advantest Staff Resource Corporation
Advantest Media Service Corporation
Advantest Information Systems, Inc.
Advantest Corporation
Manufacturing Companies
Advantest Manufacturing, Inc.
Advantest Component, Inc.
Development companies
Advansoft Development Corporation
Advantest Tokyo Systems Co., Ltd.
Advantest Tohoku Systems Co., Ltd.
Advantest Kansai Systems Co., Ltd.
Advantest America R&D Center, Inc.
Manufacturing Companies
Advanmechatec Co., Ltd.
Advantest DI Corporation
Research and Development Company
Advantest Laboratories Co., Ltd.
Semiconductor and Component Test System
Mechatronics System
Services, Support and Others

There are 11 other consolidated subsidiaries and 1 equity method affiliate in addition to those mentioned in the above diagram.
Consolidated subsidiaries (23 domestic; 17 overseas; 40 total)    Equity method affiliate(1 domestic)
<—— ：  Main flow of products and services

Advantest Corporation (FY2007)
3. Management Policy

(1) Advantest's Basic Management Policy
Advantest has established a corporate mission of “Technology Support on the Leading Edge”, and its corporate mantra of “Quest for the Essence”.Guided by these principles, Advantest respects each of its stakeholders, strives to maintain harmony with society, and aims for the sustained development of the company and the improvement of corporate value while contributing to the goal of a sustainable society.

(2) Target Financial Index
Advantest applies the "AVA" (Advantest Value Added), a financial index incorporating the concept of EVA®(Economic Value Added) *, as a significant management indicator, along with profit margin, ROE and cash flows.  Specifically, Advantest will set the minimum return-on-investment ratio ("hurdle rate") for evaluating AVA at 8% and a mid-term target at 12% or more with an aim to further enhance corporate value and shareholder value.
*"EVA®" is a registered trademark of Stern Stewart & Co.

(3) Mid-and-Long-term Business Strategy and Issues to be Addressed
While maintaining "Measurements" as our core competence, Advantest intends to improve its corporate value by establishing a management and financial structure that responds timely to changes in the global market, and by aiming to increase market share by introducing fine products that will inspire the market demands of the next generation.  To achieve these objectives, Advantest promotes to further strengthen its product development operations and improve production efficiency by focusing on certain businesses, while strengthening its overseas operations and support system in the U.S., Europe and Asia.
Furthermore, Advantest seeks to increase the level of customer satisfaction by maximizing the performance of our test systems and by providing solutions to improve efficiency in all aspects of businesses.
In October 2005, Advantest launched a company-wide initiative called "Activate 21" to further promote reforms that emphasize cost and efficiency from a global perspective, which will continue until the end of FY2008.

Advantest Corporation (FY2007)
4.Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets
	FY2006 (As of March 31, 2007)		FY2007 (As of March 31, 2008)		as compared to the previous fiscal year
	Amount (in million yen)	percentage （%）	Amount (in million yen)	percentage （%）	Increase (decrease) (in million yen)
(Assets)
Cash and cash equivalents	196,395		147,348		(49,047)
Trade receivables, net	54,264		30,124		(24,140)
Inventories	31,976		26,823		(5,153)
Deferred tax assets	9,215		12,678		3,463
Other current assets	2,958		6,474		3,516
Total current assets	294,808	80.5	223,447	74.8	(71,361)
Investment securities	11,370	3.1	9,754	3.3	(1,616)
Property, plant and equipment, net	49,650	13.6	50,765	17.0	1,115
Deferred tax assets	2,690	0.7	6,488	2.2	3,798
Intangible assets, net	3,101	0.8	3,476	1.2	375
Other assets	4,755	1.3	4,754	1.5	(1)
Total assets	366,374	100.0	298,684	100.0	(67,690)

Advantest Corporation (FY2007)

	FY2006 (As of March 31, 2007)		FY2007 (As of March 31, 2008)		as compared to the previous fiscal year
	Amount (in million yen)	percentage （%）	Amount (in million yen)	percentage （%）	Increase (decrease) (in million yen)
(Liabilities)
Current portion of long-term debt	10		－		(10)
Trade accounts payable	29,095		11,765		(17,330)
Income taxes payable	9,370		585		(8,785)
Other accounts payable	1,700		2,458		758
Accrued expenses	13,637		10,940		(2,697)
Accrued warranty expenses	4,135		3,143		(992)
Other current liabilities	2,705		2,804		99
Total current liabilities	60,652	16.6	31,695	10.6	(28,957)
Accrued pension and severance cost	8,267	2.2	10,711	3.6	2,444
Other liabilities	2,658	0.7	2,094	0.7	(564)
Total liabilities	71,577	19.5	44,500	14.9	(27,077)

Commitments and contingent liabilities

(Stockholders’ equity)
Common stock	32,363	8.8	32,363	10.8	－
Capital surplus	39,256	10.7	40,072	13.4	816
Retained earnings	273,082	74.6	278,689	93.3	5,607
Accumulated other comprehensive income (loss)	3,652	1.0	(7,615)	(2.5)	(11,267)
Treasury stock	(53,556)	(14.6)	(89,325)	(29.9)	(35,769)
Total stockholders’ equity	294,797	80.5	254,184	85.1	(40,613)
Total liabilities and stockholders’ equity	366,374	100.0	298,684	100.0	(67,690)

Advantest Corporation (FY2007)

(2) Consolidated Statements of Income
	FY2006 (April 1, 2006 through March 31, 2007)			FY2007 (April 1, 2007 through March 31, 2008)			as compared to the previous fiscal year
	Amount (in million yen)		percentage （%）	Amount (in million yen)		percentage （%）	Increase (decrease) (in million yen)
Net sales		235,012	100.0		182,767	100.0	(52,245)
Cost of sales		108,718	46.3		88,837	48.6	(19,881)
Gross profit		126,294	53.7		93,930	51.4	(32,364)
Research and development expenses		29,509	12.6		30,507	16.7	998
Selling, general and administrative expenses		39,993	16.9		40,707	22.3	714
Operating income (loss)		56,792	24.2		22,716	12.4	(34,076)
Other income (expense):
Interest and dividend income	3,026			3,799
Interest expense	(16)			(12)
Other	1,288	4,298	1.8	(2,970)	817	0.5	(3,481)
Income (loss) before income taxes and equity in earnings (loss) of affiliated company		61,090	26.0		23,533	12.9	(37,557)
Income taxes		25,520	10.9		6,889	3.8	(18,631)
Equity in earnings (loss) of affiliated company		(14)	(0.0)		(94)	(0.0)	(80)
Net income (loss)		35,556	15.1		16,550	9.1	(19,006)

	FY2006 (April 1, 2006 through March 31, 2007)	FY2007 (April 1, 2007 through March 31, 2008)	as compared to the previous fiscal year
	Amount (in yen)	Amount (in yen)	Increase (decrease) (in yen)
Net income per share
Basic	190.01	90.72	(99.29)
Diluted	188.85	90.57	(98.28)

Advantest Corporation (FY2007)
(3) Consolidated Statements of Stockholders’ Equity
  FY2006 (April 1, 2006 through March 31, 2007)
(In million yen)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balance at March 31, 2006	32,363	37,147	245,090	1,344	(58,017)	257,927
Comprehensive income
Net income (loss)			35,556			35,556
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments				1,123		1,123
Net unrealized gains (losses) on securities				(362)		(362)
Total comprehensive income						36,317
Adjustment to initially apply SFAS 158, net of tax				1,547		1,547
Cash dividends			(7,474)			(7,474)
Stock option compensation expense		2,566				2,566
Exercise of stock option		(457)			4,520	4,063
Repurchase of treasury stock					(68)	(68)
Sale of treasury stock			(90)		9	(81)
Balance at March 31, 2007	32,363	39,256	273,082	3,652	(53,556)	294,797

FY2007 (April 1, 2007 through March 31, 2008)	(In million yen)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balance at March 31, 2007	32,363	39,256	273,082	3,652	(53,556)	294,797
Comprehensive income
Net income (loss)			16,550			16,550
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments				(6,845)		(6,845)
Net unrealized gains (losses) on securities				(2,060)		(2,060)
Pension related adjustments				(2,362)		(2,362)
Total comprehensive income						5,283
Cash dividends			(10,702)			(10,702)
Stock option compensation expense		858				858
Exercise of stock option		(42)			793	751
Repurchase of treasury stock					(36,564)	(36,564)
Sale of treasury stock			(241)		2	(239)
Balance at March 31, 2008	32,363	40,072	278,689	(7,615)	(89,325)	254,184

Advantest Corporation (FY2007)
(4) Consolidated Statements of Cash Flows
	FY2006 (April 1, 2006 through March 31, 2007)	FY2007 (April 1, 2007 through March 31, 2008)	as compared to the previous fiscal year
	Amount (in million yen)	Amount (in million yen)	Increase (decrease) (in million yen)
I Cash flows from operating activities:
Net income (loss)	35,556	16,550	(19,006)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,214	8,836	622
Deferred income taxes	7,381	(4,449)	(11,830)
Stock option compensation expense	2,566	858	(1,708)
Changes in assets and liabilities:
Trade receivables	15,563	22,666	7,103
Inventories	(2,054)	4,877	6,931
Trade accounts payable	(3,318)	(16,239)	(12,921)
Income taxes payable	(10,586)	(8,657)	1,929
Accrued expenses	815	(2,527)	(3,342)
Accrued warranty expenses	(641)	(986)	(345)
Accrued pension and severance cost	(1,437)	(1,480)	(43)
Other	(3,108)	4,717	7,825
Net cash provided by operating activities	48,951	24,166	(24,785)
II Cash flows from investing activities:
Proceeds from sale of non-marketable securities	20	56	36
Purchases of marketable securities	－	(3,002)	(3,002)
Purchases of non-marketable securities	－	(233)	(233)
Investment in equity method investee	(90)	(1,035)	(945)
Proceeds from sale of property, plant and equipment	541	1,015	474
Purchases of intangible assets	(897)	(1,017)	(120)
Purchases of property, plant and equipment	(7,511)	(11,994)	(4,483)
Other	(76)	(112)	(36)
Net cash used in investing activities	(8,013)	(16,322)	(8,309)

Advantest Corporation (FY2007)

		FY2006 (April 1, 2006 through March 31, 2007)	FY2007 (April 1, 2007 through March 31, 2008)	as compared to the previous fiscal year
		Amount (in million yen)	Amount (in million yen)	Increase (decrease) (in million yen)
III Cash flows from financing activities:
	Principal payments on long-term debt	(30)	(10)	20
	Proceeds from sale of treasury stock	3,913	508	(3,405)
	Payments to acquire treasury stock	(68)	(36,564)	(36,496)
	Dividends paid	(7,468)	(10,695)	(3,227)
	Other	(9)	(9)	0
	Net cash used in financing activities	(3,662)	(46,770)	(43,108)
IV	Net effect of exchange rate changes on cash and cash equivalents	1,194	(10,121)	(11,315)
Ⅴ	Net change in cash and cash equivalents	38,470	(49,047)	(87,517)
Ⅵ	Cash and cash equivalents at beginning of year	157,925	196,395	38,470
Ⅶ	Cash and cash equivalents at end of year	196,395	147,348	(49,047)

Advantest Corporation (FY2007)

Notes to the Consolidated Financial Statements

(Note 1)    Accounting Principles, Procedures and the Presentation of the Consolidated
Financial Statements

(a) Terminology, Form and Method of Preparation of the Consolidated Financial Statements
Advantest Corporation prepares these consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and method of preparation required in the United States of America in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins (“ARB”), Accounting Principles Board (“APB”) statements, Statements of Financial Accounting Standards (“SFAS”) and other relevant sources (collectively “U.S. GAAP”).  However, Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile.  Certain adjustments and reclassifications have been incorporated in the accompanying non-consolidated financial statements to present them in conformity with accounting principles generally accepted in the United States of America.

(b) Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission
Advantest Corporation became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since FY2001.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c) Scope of Consolidation and Application of the Equity Method
Advantest’s consolidated financial statements include financial statements of Advantest Corporation and its majority-owned subsidiaries.  With respect to variable interest entities as provided in the U.S. Financial Accounting Standards Board’s Interpretation No. 46 (Revised December 2003) – “Consolidation of Variable Interest Entities”, Advantest does not have any such entity to be included in its consolidated financial statements.  All significant intercompany balances and transactions have been eliminated in consolidation.
The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:

	FY 2006	FY 2007	Increase (decrease)
	(As of March 31, 2007)	(As of March 31, 2008)
Domestic	23	23	0
Overseas	17	17	0
Consolidated subsidiaries	40	40	0
Equity method affiliates	1	1	0
Total	41	41	0

Advantest Corporation (FY2007)
Changes in the scope of consolidation:
Newly included (1):  Advantest Component, Inc.*1
Excluded (1):             Advantest Technology Solutions Corporation *2

*1           Advantest Component, Inc. was established on June 1, 2007 as a subsidiary to be engaged in the development and production of semiconductor test system key devices and electronic components.
*2           Advantest Technology Solutions Corporation was dissolved on November 30, 2007.

(Note 2)    Significant Accounting Policies
(Accounting Changes)
(a) Property, Plant and Equipment
Depreciation has been calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets.
On April 1, 2007, Advantest and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipments as well as furniture and fixtures from the fixed-percentage-on-declining base application to the 250% declining balance application. Estimated salvage values have also been reduced in conjunction with this change.  Advantest and its domestic subsidiaries believe that the 250% declining balance application is preferable because it provides a better matching of allocation of cost of machinery and equipments as well as furniture and fixtures with associated revenue in light of product life cycles.  In accordance with Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No.20 and FASB Statement No. 3”, this change in depreciation methods represents a change in accounting estimate effected by a change in accounting principle.  Accordingly, the effects of the change are accounted for prospectively beginning with the period of change. The change in depreciation methods caused a decrease in income before income taxes and equity in earnings of affiliated company and net income by (Y) 861 million and (Y) 513 million in the year ended March 31, 2008, respectively.

(b) Income Taxes
In June 2006, the FASB issued FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective April 1, 2007, Advantest measures and recognizes uncertainty in income taxes in the consolidated financial statements in accordance with FIN 48. The adoption of FIN 48 did not have an impact on Advantest’s consolidated results of operations and financial condition.

There are no other changes pertaining to accounting policies other than as mentioned above from the fiscal year 2006 Annual Report which was submitted on June 28, 2007.

Advantest Corporation (FY2007)
(Note 3)  Segment Information
1. Business Segment Information
					(in million yen)
	FY2006 (April 1, 2006 through March 31, 2007)		FY2007 (April 1, 2007 through March 31, 2008)		as compared to the previous fiscal year
	Amount	Percentage (%)	Amount	Percentage (%)	Increase (decrease)
Semiconductor and Component Test System
Net sales to unaffiliated customers	164,899	98.3	128,779	97.9	(36,120)
Intersegment sales	2,916	1.7	2,829	2.1	(87)
Sales	167,815	100.0	131,608	100.0	(36,207)
Operating expenses	119,207	71.0	108,345	82.3	(10,862)
Operating income before stock option compensation expense	48,608	29.0	23,263	17.7	(25,345)
Expenditures for additions to long-lived assets	3,173		7,814		4,641
Depreciation and amortization	2,812		3,561		749
Total assets	84,962		63,570		(21,392)

Mechatronics System
Net sales to unaffiliated customers	51,801	99.6	34,644	99.1	(17,157)
Intersegment sales	224	0.4	300	0.9	76
Sales	52,025	100.0	34,944	100.0	(17,081)
Operating expenses	38,378	73.8	31,678	90.7	(6,700)
Operating income before stock option compensation expense	13,647	26.2	3,266	9.3	(10,381)
Expenditures for additions to long-lived assets	1,145		2,260		1,115
Depreciation and amortization	1,241		1,261		20
Total assets	24,256		18,511		(5,745)

Services, Support and Others
Net sales to unaffiliated customers	18,312	100.0	19,344	100.0	1,032
Intersegment sales	-	-	-	-	-
Sales	18,312	100.0	19,344	100.0	1,032
Operating expenses	15,442	84.3	16,167	83.6	725
Operating income before stock option compensation expense	2,870	15.7	3,177	16.4	307
Expenditures for additions to long-lived assets	3,533		2,749		(784)
Depreciation and amortization	3,710		3,324		(386)
Total assets	15,163		14,493		(670)

Elimination and Corporate
Net sales to unaffiliated customers	-	-	-	-	-
Intersegment sales	(3,140)	100.0	(3,129)	100.0	11
Sales	(3,140)	100.0	(3,129)	100.0	11
Operating expenses	2,627	-	3,003	-	376
Operating income (loss) before stock option compensation expense	(5,767)	-	(6,132)	-	(365)
Expenditures for additions to long-lived assets	485		1,260		775
Depreciation and amortization	451		690		239
Total assets	241,993		202,110		(39,883)

Advantest Corporation (FY2007)

	FY2006 (April 1, 2006 through March 31, 2007)		FY2007 (April 1, 2007 through March 31, 2008)		as compared to the previous fiscal year
	Amount	Percentage (%)	Amount	Percentage (%)	Increase (decrease)

Consolidated	(in million yen)
Net sales to unaffiliated customers	235,012	100.0	182,767	100.0	(52,245)
Intersegment sales	-	-	-	-	-
Net sales	235,012	100.0	182,767	100.0	(52,245)
Operating expenses	175,654	74.7	159,193	87.1	(16,461)
Operating income before stock option compensation expense	59,358	25.3	23,574	12.9	(35,784)
Adjustment: Stock based compensation expense	2,566	1.1	858	0.5	(1,708)
Operating income	56,792	24.2	22,716	12.4	(34,076)
Expenditures for additions to long-lived assets	8,336		14,083		5,747
Depreciation and amortization	8,214		8,836		622
Total assets	366,374		298,684		(67,690)

(Notes)
1.Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.
2. Advantest uses the operating income (loss) before stock option compensation expense for management's analysis of business segment results.
3.Total assets included in Corporate primarily consist of the parent company’s cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities.

2. Consolidated Net Sales by Geographic Segment			(in million yen)
Net sales to unaffiliated customers	FY2006 (April 1, 2006 through March 31, 2007)		FY2007 (April 1, 2007 through March 31, 2008)		as compared to the previous fiscal year
	Amount	Percentage (%)	Amount	Percentage (%)	Increase (decrease)
Americas	10,158	4.3	9,616	5.3	(542)
Europe	11,238	4.8	8,859	4.8	(2,379)
Asia	140,782	59.9	108,260	59.2	(32,522)
Total Overseas	162,178	69.0	126,735	69.3	(35,443)
Japan	72,834	31.0	56,032	30.7	(16,802)
Consolidated	235,012	100.0	182,767	100.0	(52,245)

Advantest Corporation (FY2007)

3. Segment Information by Geographic Area					(in million yen)
	FY2006 (April 1, 2006 through March 31, 2007)		FY2007 (April 1, 2007 through March 31, 2008)		as compared to the previous fiscal year
	Amount	Percentage (%)	Amount	Percentage (%)	Increase (decrease)

Japan
Net sales to unaffiliated customers	132,035	-	101,113	-	(30,922)
Intersegment sales	80,289	-	61,984	-	(18,305)
Sales	212,324	100.0	163,097	100.0	(49,227)
Operating expenses	159,782	75.3	145,026	88.9	(14,756)
Operating income	52,542	24.7	18,071	11.1	(34,471)
Total assets	160,386		134,418		(25,968)

Americas
Net sales to unaffiliated customers	16,266	-	9,143	-	(7,123)
Intersegment sales	4,660	-	4,145	-	(515)
Sales	20,926	100.0	13,288	100.0	(7,638)
Operating expenses	19,049	91.0	13,084	98.5	(5,965)
Operating income	1,877	9.0	204	1.5	(1,673)
Total assets	26,313		24,962		(1,351)

Europe
Net sales to unaffiliated customers	17,841	-	15,751	-	(2,090)
Intersegment sales	1,271	-	1,223	-	(48)
Sales	19,112	100.0	16,974	100.0	(2,138)
Operating expenses	17,426	91.2	16,233	95.6	(1,193)
Operating income	1,686	8.8	741	4.4	(945)
Total assets	17,670		10,986		(6,684)

Asia
Net sales to unaffiliated customers	68,870	-	56,760	-	(12,110)
Intersegment sales	6,852	-	6,601	-	(251)
Sales	75,722	100.0	63,361	100.0	(12,361)
Operating expenses	67,073	88.6	52,968	83.6	(14,105)
Operating income	8,649	11.4	10,393	16.4	1,744
Total assets	75,948		35,547		(40,401)

Elimination and Corporate
Net sales to unaffiliated customers	-	-	-	-	-
Intersegment sales	(93,072)	-	(73,954)	-	19,118
Sales	(93,072)	-	(73,954)	-	19,118
Operating expenses	(85,110)	-	(67,260)	-	17,850
Operating income (loss)	(7,962)	-	(6,693)	-	1,269
Total assets	86,057		92,771		6,714

Consolidated
Net sales to unaffiliated customers	235,012	-	182,767	-	(52,245)
Intersegment sales	-	-	-	-	-
Net sales	235,012	100.0	182,767	100.0	(52,245)
Operating expenses	178,220	75.8	160,051	87.6	(18,169)
Operating income	56,792	24.2	22,716	12.4	(34,076)
Total assets	366,374		298,684		(67,690)

(Notes)
1.Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to corporate general administrative expense and segment by geographic area. Stock option expense of  (Y) 2,566 million and (Y) 858 million for FY2006 and  FY2007, respectively, are included in Corporate operating expenses.
2. Total assets included in Corporate primarily consist of the parent company’s cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities.

Advantest Corporation (FY2007)

(Note 4) Per Share information
Basic and diluted net income per share were computed as follows:
	FY2006		FY2007
Numerator:
Net income (million yen)	35,556		16,550

Denominator
Basic weighted average shares of common stock outstanding	187,128,842		182,418,821
Dilutive effect of exercise of stock options	1,141,846		305,161

Diluted weighted average shares of common stock outstanding	188,270,688		182,723,982

Basic net income per share	190.01	yen	90.72	yen
Diluted net income per share	188.85	yen	90.57	yen

As of March 31, 2007 and March 31, 2008, Advantest held 11,980 shares and 2,309,980 shares respectively, of issued stock options that are excluded from the calculation of net income per share (diluted) because they do not currently have a dilutive effect.

(Omission of Disclosure)
For purpose of annual release in Japan, notes for lease transactions, related party transactions, income taxes, securities, derivative transactions, accrued pension and severance cost and stock options, among others, have not been disclosed because such disclosure in this consolidated financial results is not considered significant for this presentation in Japan.

Advantest Corporation (FY2007)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)
5.Non-Consolidated Financial Statements

(1) Balance Sheets
	FY2006 (As of March 31, 2007)			FY2007 (As of March 31, 2008)			as compared to the previous fiscal year
	Amount (in million yen)		Percentage (%)	Amount (in million yen)		Percentage (%)	Increase (decrease) (in million yen)
(Assets)
I Current Assets
1. Cash and deposits		112,558			99,745		(12,813)
2. Trade notes receivables		4,505			1,230		(3,275)
3. Accounts receivable		56,313			25,676		(30,637)
4. Finished goods		5,156			5,093		(63)
5. Raw materials		2,954			2,296		(658)
6. Work in process		15,997			11,962		(4,035)
7. Supplies		165			254		89
8. Short-term loans receivable		6,095			4,058		(2,037)
9. Other receivable		952			395		(557)
10. Refundable income taxes		－			3,423		3,423
11. Deferred tax assets		9,017			9,110		93
12. Other		449			481		32
13. Allowance for doubtful accounts		(983)			－		983
Total current assets		213,182	73.6		163,723	66.2	(49,459)
Ⅱ Noncurrent assets
(1) Property, plant and equipment
1. Buildings	42,735			48,014
Accumulated depreciation	29,274	13,461		30,282	17,732		4,271
2. Structures	3,981			4,233
Accumulated depreciation	3,211	770		3,318	915		145
3. Machinery and equipment	17,566			17,342
Accumulated depreciation	14,114	3,452		13,463	3,879		427
4. Vehicles and delivery equipment	40			48
Accumulated depreciation	24	16		27	21		5
5. Tools and furniture	13,019			12,507
Accumulated depreciation	10,855	2,164		10,731	1,776		(388)
6. Land		17,622			17,623		－
7. Construction in progress		297			1,566		1,269
Total property, plant and equipment		37,784	13.0		43,512	17.6	5,728
(2) Intangible fixed assets
1. Patent rights		139			128		(11)
2. Leasehold rights		173			173		－
3. Telephone rights		39			40		－
4. Utility rights		23			13		(10)
5. Software		940			1,251		311
6. Other		149			251		102
Total intangible fixed assets		1,467	0.5		1,856	0.8	389

(Note) Accumulated depreciation includes the accumulated impairment losses.

Advantest Corporation (FY2007)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	FY2006		FY2007		as compared to the previous
	(As of March 31, 2007)		(As of March 31, 2008)		fiscal year
	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Increase (decrease) (in million yen)
(3) Investments and other assets
1. Investment securities	11,336		9,744		(1,592)
2. Investment in affiliated companies	16,480		17,595		1,115
3. Long-term loans receivable	34		19		(15)
4. Long-term loans to affiliated companies	1,050		1,140		90
5. Long-term prepaid expenses	2,582		1,994		(588)
6. Deferred tax assets	4,791		6,433		1,642
7. Other	988		1,131		143
8. Allowance for doubtful accounts	–		(2)		(2)
Total investment and other assets	37,263	12.9	38,054	15.4	791
Total noncurrent assets	76,515	26.4	83,422	33.8	6,907
Total assets	289,697	100.0	247,145	100.0	(42,552)

(Liabilities)
I Current liabilities
1. Trade accounts payable	26,407		11,338		(15,069)
2. Other accounts payable	2,030		3,373		1,343
3. Accrued expenses	9,992		7,998		(1,994)
4. Income tax payable	8,082		1,122		(6,960)
5. Advance received	204		500		296
6. Deposits received	5,108		3,297		(1,811)
7. Allowance for product warranty	4,192		3,060		(1,132)
8. Bonus accrual for directors	203		135		(68)
9. Other	138		177		39
Total current liabilities	56,358	19.5	31,000	12.5	(25,358)
II Noncurrent liabilities
1. Allowance for retirement benefits	6,255		5,170		(1,085)
2. Other	2,277		1,711		(566)
Total noncurrent liabilities	8,533	2.9	6,881	2.8	(1,652)
Total liabilities	64,891	22.4	37,881	15.3	(27,010)

Advantest Corporation (FY2007)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	FY2006			FY2007			as compared to the previous
	(As of March 31, 2007)			(As of March 31, 2008)			fiscal year
	Amount (in million yen)		Percentage (%)	Amount (in million yen)		Percentage (%)	Increase (decrease) (in million yen)
(Net assets)
I Stockholders' equity
1. Common stock		32,362	11.2		32,363	13.1	－
2. Capital surplus
(1) Additional paid-in capital	32,973			32,973
Total capital surplus		32,973	11.4		32,973	13.3	－
3. Retained earnings
(1) Legal reserve	3,083			3,083			－
(2) Other retained earnings
Reserve for losses in foreign investments	27,062			27,062			－
General reserve	146,880			146,880			－
Retained earnings brought forward	31,347			52,797			21,450
Total retained earnings		208,372	71.9		229,822	93.0	21,450
4. Treasury stock		(53,555)	(18.5)		(89,325)	(36.1)	(35,770)
Total stockholders' equity		220,152	76.0		205,833	83.3	(14,320)
II Difference of appreciation and conversion
1. Net unrealized gains on securities	2,315			309			(2,006)
Total difference of appreciation and conversion		2,315	0.8		309	0.1	(2,006)
III Stock Acquisition Rights		2,337	0.8		3,122	1.3	785
Total net assets		224,805	77.6		209,264	84.7	(15,541)
Total liabilities and net assets		289,697	100.0		247,145	100.0	(42,552)

Advantest Corporation (FY2007)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(2) Statements of Income
	FY2006 (April 1, 2006 through			FY2007 (April 1, 2007 through			as compared to the previous
	March 31, 2007)			March 31, 2008)			fiscal year
	Amount (in million yen)		Percentage (%)	Amount (in million yen)		Percentage (%)	Increase (decrease) (in million yen)
I Net sales
1. Net product sales	197,753	197,753	100.0	147,686	147,686	100.0	(50,067)
II Cost of sales
1. Inventory of finished goods at beginning of year	3,571			5,156			1,585
2. Cost of manufactured goods	100,563			80,764			(19,799)
Total	104,134			85,920			(18,214)
3. Transfers to other accounts	782			488			(294)
4. Inventory of finished goods at end of year	5,156			5,093			(63)
Balance of cost of sales	98,195	98,195	49.7	80,339	80,339	54.4	(17,856)
Gross profit		99,558	50.3		67,347	45.6	(32,211)
III Selling, general and administrative expenses		58,054	29.3		58,545	39.6	491
Operating income (loss)		41,503	21.0		8,802	6.0	(32,701)
IV Non-operating income
1. Interest income	420			1,856
2. Dividends income	2,543			32,687
3. Lease income	2,119			2,471
4. Miscellaneous income	356	5,440	2.8	405	37,419	25.3	31,979
V Non-operating expenses
1. Interest expenses	22			30
2. Transfer of Allowance for doubtful account	983			2
3. Expenses related to leased equipment	1,628			2,173
4. Foreign exchange losses	－			3,063
5. Impairment losses on investment securities	－			1,398
6. Miscellaneous expenses	671	3,306	1.7	796	7,462	5.1	4,156
Ordinary income (loss)		43,638	22.1		38,759	26.2	(4,879)
Income (loss) before income taxes		43,638	22.1		38,759	26.2	(4,879)
Income taxes	14,769			6,701
Income taxes - deferred	(567)	14,201	7.2	(380)	6,321	4.2	(7,880)
Net income (loss)		29,436	14.9		32,438	22.0	3,002

Advantest Corporation (FY2007)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(3) Statements of Changes in Stockholders' Equity
FY2006 （April 1, 2006 through March 31, 2007）
	Stockholders' equity								Difference of appreciation and conversion
	Common	Capital surplus	Retained earnings							Stock	Total
	stock	Additional	Legal	Other retained earnings			Treasury	Total	Net	acquisition rights	net assets
		paid-in capital	reserve	Reserve for losses in foreign investments	General reserve	Retained earnings brought forward	stock	stockholders' equity	unrealized gains on securities
Balance of March 31, 2006 (Millions of yen)	32,362	32,973	3,083	27,062	121,880	35,204	(58,017)	194,548	2,677	－	197,226
Changes in the term
Transfer to voluntary reserve (Note 1)					25,000	(25,000)		－			－
Bonus of directors and corporate auditors (Note 2)						(203)		(203)			(203)
Dividends from surplus (Note 3)						(7,473)		(7,473)			(7,473)
Net income						29,436		29,436			29,436
Repurchase of treasury stock							(67)	(67)			(67)
Disposal of treasury stock						(617)	4,529	3,912			3,912
Net changes of items other than stockholders' equity									(362)	2,337	1,975
Total changes in the term (Millions of yen)	－	－	－	－	25,000	(3,857)	4,461	25,604	(362)	2,337	27,579
Balance of March 31, 2007	32,362	32,973	3,083	27,062	146,880	31,347	(53,555)	220,152	2,315	2,337	224,805
(Millions of yen)

Note 1: Transfer to voluntary reserve was an appropriated earnings item for the general shareholders' meeting held in June, 2006.
Note 2: Bonus of directors and corporate auditors was an appropriated earnings item for the general shareholders' meeting held in June, 2006.
Note 3: 4,199 million yen out of Dividends from surplus was an appropriated earnings item for the general shareholders' meeting held in June, 2006.

FY2007 （April 1, 2007 through March 31, 2008）
	Stockholders' equity								Difference of appreciation and conversion
	Common	Capital surplus	Retained earnings							Stock	Total
	stock	Additional	Legal	Other retained earnings			Treasury	Total	Net	acquisition rights	net assets
		paid-in capital	reserve	Reserve for losses in foreign investments	General reserve	Retained earnings brought forward	stock	stockholders' equity	unrealized gains on securities
Balance of March 31, 2007	32,362	32,973	3,083	27,062	146,880	31,347	(53,555)	220,152	2,315	2,337	224,805
(Millions of yen)
Changes in the term
Dividends from surplus						(10,702)		(10,702)			(10,702)
Net income						32,438		32,438			32,438
Repurchase of treasury stock							(36,564)	(36,564)			(36,564)
Disposal of treasury stock						(286)	794	508			508
Net changes of items other than stockholders' equity									(2,006)	785	(1,221)
Total changes in the term (Millions of yen)	－	－	－	－	－	21,450	(35,770)	(14,320)	(2,006)	785	(15,541)
Balance of March 31, 2008	32,363	32,973	3,083	27,062	146,880	52,797	(89,325)	205,833	309	3,122	209,264
(Millions of yen)

Advantest Corporation (FY2007)

Supplemental Information to the FY2007 Earnings Digest

*All consolidated figures were prepared in accordance with U.S. GAAP.

1.Consolidated Net Sales by Business and Geographic Segment	(Rounded to the nearest million yen)

By Business Segment	FY2006	FY2007	Increase (decrease)	Percentage change (%)
Semiconductor and Component Test System	167,815	131,608	(36,207)	(21.6)
for memory semiconductors	109,541	92,896	(16,645)	(15.2)
for non memory semiconductors	58,274	38,712	(19,562)	(33.6)
Mechatronics System	52,025	34,944	(17,081)	(32.8)
Services, Support and Others	18,312	19,344	1,032	5.6
Intercompany transactions elimination	(3,140)	(3,129)	11	－
Total net sales	235,012	182,767	(52,245)	(22.2)

By Geographic Segment	FY2006	FY2007	Increase (decrease)	Percentage change (%)
Japan	72,834	56,032	(16,802)	(23.1)
Americas	10,158	9,616	(542)	(5.3)
Europe	11,238	8,859	(2,379)	(21.2)
Korea	51,177	35,967	(15,210)	(29.7)
Taiwan	63,098	56,122	(6,976)	(11.1)
Asia and others	26,507	16,171	(10,336)	(39.0)
Total overseas	162,178	126,735	(35,443)	(21.9)
Overseas sales ratio (%)	69.0	69.3	0.3	－

2. Consolidated Orders Input Received and Orders Backlog by Business Segment	(Rounded to the nearest million yen)

Orders Input Received	FY2006	FY2007	Increase (decrease)	Percentage change (%)
Semiconductor and Component Test System	175,126	115,684	(59,442)	(33.9)
Mechatronics System	54,861	30,252	(24,609)	(44.9)
Services, Support and Others	18,013	19,328	1,315	7.3
Intercompany transactions elimination	(5,131)	(3,051)	2,080	－
Total orders input received	242,869	162,213	(80,656)	(33.2)

Orders Backlog	FY2006	FY2007	Increase (decrease)	Percentage change (%)
Semiconductor and Component Test System	43,526	27,602	(15,924)	(36.6)
Mechatronics System	10,727	6,035	(4,692)	(43.7)
Services, Support and Others	739	723	(16)	(2.1)
Intercompany transactions elimination	(2,084)	(2,006)	78	－
Total orders backlog	52,908	32,354	(20,554)	(38.8)

(Note)
The amount of orders input received for any given period consists of the sum of the revenues for such period and the amount of orders backlog at the end of such period less the orders backlog at the end of the previous fiscal year. Orders input received are recorded upon receipt of a written customer order.

Advantest Corporation (FY2007)

3. Consolidated Capital Expenditure, Depreciation and Amortization and Research and Development Expenses
(Rounded to the nearest million yen)
	FY2006	FY2007	Increase (decrease)	Percentage change (%)
Capital expenditures	8,336	14,083	5,747	69.0
Depreciation and amortization	8,214	8,836	622	7.6
Research and Development Expenses	29,509	30,507	998	3.4
Sales ratio (%)	12.6	16.7	4.1	－

4. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)		(Persons)
	FY2006	FY2007	Increase (decrease)	Percentage change (%)
Non-Consolidated (Parent Company Only)	1,454	1,482	28	1.9
Domestic	1,378	1,416	38	2.8
Overseas	805	768	(37)	(4.6)
Consolidated Subsidiaries total	2,183	2,184	1	0.0
Consolidated full-time employee total	3,637	3,666	29	0.8

5. Consolidated Results Indexes		(Rounded to the nearest million yen)
	FY2006	FY2007	Increase (decrease)	Percentage change (%)
Net income per share (basic) (in yen)	190.01	90.72	(99.29)	(52.3)
Net income per share (diluted) (in yen)	188.85	90.57	(98.28)	(52.0)
Net assets per share (in yen)	1,570.99	1,422.20	(148.79)	(9.5)
Dividends per share (in yen)	50.00	50.00	0.00	0.0
Net interest expense	3,010	3,787	777	25.8
Interest-bearing liabilities	25	5	(20)	(78.8)
ROE (%)	12.9	6.0	(6.9)	－
ROA (%)	9.9	5.0	(4.9)	－
Payout ratio (%)	26.3	55.1	28.8	－

Changes in Board Directors, Corporate Auditors and Executive Officers
(To be effective on June 25, 2008)

1. Nominees for Board Directors

Board Director	Shimpei Takeshita
Board Director	Toshio Maruyama
Board Director	Naoyuki Akikusa
Board Director	Yasushige Hagio
Board Director	Takashi Tokuno
Board Director	Hiroshi Tsukahara
Board Director	Yuichi Kurita
Board Director	Takao Tadokoro (to be newly elected)
(Managing Executive Officer)
Board Director	Hiroyasu Sawai (to be newly elected)
(Managing Executive Officer)
    Mr. Takeshita is to be elected as Chairman of the Board, and Mr. Maruyama is to be elected as Representative Board Director at the extraordinary board meeting to be held on June 25, 2008 after the 66th Shareholders Meeting of Advantest Corporation.

2. Nominees for Corporate Auditors

Corporate Standing Auditor	Yuri Morita (to be newly elected)
(Managing Executive Officer)
Corporate Auditor	Megumi Yamamuro

3. Nominees for Executive Officers

President and CEO	Toshio Maruyama
Senior Executive Officer	Takashi Tokuno
Managing Executive Officer	Hiroshi Tsukahara
Managing Executive Officer	Yuichi Kurita
Managing Executive Officer	Takao Tadokoro
Managing Executive Officer	Hiroyasu Sawai
Managing Executive Officer	Yoshiro Yagi
Executive Officer	Masao Shimizu
Executive Officer	Hideaki Imada
Executive Officer	Yasuhiro Kawata
Executive Officer	Takashi Sugiura
Executive Officer	Shinichiro Kuroe
Executive Officer	Takashi Sekino
Executive Officer	Hiroshi Nakamura
Executive Officer	Yoshiaki Yoshida
Executive Officer	Minoru Morishita
Executive Officer	Sae Bum Myung (to be newly elected)
Executive Officer	Soichi Tsukakoshi (to be newly elected)
Executive Officer	Haruo Matsuno (to be newly elected)
Executive Officer	Josef Schraetzenstaller (to be newly elected)
Executive Officer	R. Keith Lee (to be newly elected)

4. Resignation from Board Directors, Corporate Auditors and Executive Officers

Junji Nishiura, Board Director and Senior Executive Officer
--- to be elected as Adviser
Hiroji Agata, Board Director and Senior Executive Officer
                    --- to be elected as Adviser
Takashi Takaya, Corporate Standing Auditor
--- to be elected as Adviser
Yuri Morita, Managing Executive Officer
                    --- to be elected as Corporate Standing Auditor
Jiro Katoh, Managing Executive Officer --- to be elected as Adviser
Masao Araki, Executive Officer --- to be elected as Adviser
Akira Hatakeyama, Executive Officer --- to be elected as Adviser

5.  Nominees for New Board Directors (Biography)

     Takao Tadokoro (Date of Birth: May 29, 1949)
         Mar. 1974 Graduated from Faculty of Engineering, Tokyo University of Science
　      Apr. 1974 Joined Advantest Corporation
         Jun. 1997 General Manager, ATE SE Division, ATE Business Group
　      Jun. 1999 Board Director
         Jun. 2003 Executive Officer
         Apr. 2004 Senior Vice President, Sales and Marketing Group (Current Position)
         Jun. 2005 Managing Executive Officer (Current Position)

     Hiroyasu Sawai (Date of Birth: May 23, 1950)
         Mar. 1974 Graduated from Faculty of Science, Osaka University
　      Apr. 1974 Joined Advantest Corporation
　      Jun. 1999 Board Director
         Jun. 2001 Vice President, ATE Sales and Marketing Group
         Jun. 2003 Executive Officer
         Apr. 2003 Senior Vice President, SE Group (Current Position)
         Jun. 2005 Managing Executive Officer (Current Position)

6.  Nominees for New Corporate Auditors (Biography)

     Yuri Morita (Date of Birth: July 15, 1947)
         Mar. 1972 Graduated from Faculty of Law, The University of Tokyo
         Sep. 1995 Joined Advantest Corporation
         Apr. 1996 Manager, Legal Department (Current Position)
         Jun. 2000 Board Director
         Jun. 2003 Managing Executive Officer (Current Position)
         Jun. 2003 Senior Vice President, Corporate Affairs Group (Current Position)

7. Nominee for New Executive Officer (Biography)

    Sae Bum Myung (Date of Birth: September 16, 1954)
         Mar. 1989 Master’s Degree from Department of Engineering, Meiji University
         Apr. 1989 Joined Advantest Corporation
         Apr. 2004 Manager, International Sales Department 3, Sales and Marketing Group
         Jun. 2006 Representative Director and President, Advantest Korea Co., Ltd.
(Current Position)

    Soichi Tsukakoshi (Date of Birth: February 1, 1960)
         Mar. 1983 Graduated from School of Science and Engineering, Tokyo Denki University
     　 Apr. 1983 Joined Advantest Corporation
         Apr. 2008 General Manager, Strategic Sales Division, Sales and Marketing Group
(Current Position)

    Haruo Matsuno (Date of Birth: February 14, 1960)
         Mar. 1984 Graduated from School of Law, Waseda University
         Apr. 1984 Joined Advantest Corporation
     　 Jun. 2006 Senior Vice President, Procurement Group
　      Jan. 2008 Senior Vice President, Production Group (Current Position)

    Schraetzenstaller, Josef (Date of Birth: June 16, 1957)
         Jun. 1984 Graduated from Electronic Engineering, The Munich University of Applied Sciences
         Nov. 1996 Joined Advantest (Europe) GmbH
         Oct. 1997 Prokurist
 　　  Apr. 2000 Managing Director, Advantest (Europe) GmbH (Current Position)

   Lee, R. Keith (Date of Birth: December 15, 1955)
         Mar. 1978 Graduated from Electrical Engineering, Auburn University
         Aug. 1984 Joined Takeda Riken America, Inc. (now Advantest America, Inc.)
         Jul. 1996 General Manager, Custom Design Engineering
 　　  Jan. 2004 President and CEO, Advantest America, Inc (Current Position)
         Jan. 2004 President and CEO, Advantest America Corporation (Current Position)